FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission file number 000-26994

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NETWORK ASSOCIATES, INC.
TAX DEFERRED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NETWORKS ASSOCIATES, INC.
3965 FREEDOM CIRCLE
SANTA CLARA, CA 95054

SIGNATURE
EX-99.1 Certifications Pursuant to 18 USC Sec 1350

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NETWORK ASSOCIATES, INC. TAX DEFERRED SAVINGS PLAN

Date: October 27, 2003	By	/s/ Stephen C. Richards

Stephen C. Richards
Chief Operating Officer &
Chief Financial Officer

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-43572) of Networks Associates, Inc. of our report dated May 14, 2003, relating to the financial statements and schedule of the Network Associates, Inc. Tax Deferred Savings Plan included in this Annual Report on Form 11-K.

By	/s/	Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
October 27, 2003

Network Associates, Inc.
Tax Deferred Savings Plan
Financial Statements
December 31, 2002 and 2001

NETWORK ASSOCIATES, INC.
TAX DEFERRED SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

Page
Independent Accountants’ Report	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule as of December 31, 2002	9
Schedule of Assets Held for Investment Purposes

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and
Plan Administrator of the
Network Associates, Inc.
Tax Deferred Savings Plan

We have audited the financial statements of the Network Associates, Inc. Tax Deferred Savings Plan (the Plan) as of December 31, 2002 and 2001, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 14, 2003

NETWORK ASSOCIATES, INC.
TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2002	2001

Investments, at fair value	$68,338,943	$73,311,225
Participant loans	1,282,532	1,162,093

Assets held for investment purposes	69,621,475	74,473,318
Participants’ contributions receivable	269,160	280,931
Employer’s contribution receivable	81,521	366,795
Other receivable	571	33,068

Total assets	69,972,727	75,154,112
Other liabilities	(15,143)	(111,225)

Net assets available for benefits	$69,957,584	$75,042,887

See notes to financial statements.

NETWORK ASSOCIATES, INC.
TAX DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	December 31,
	2002	2001

Additions to net assets attributed to:
Investment income:
Dividends and interest	$976,706	$1,398,902
Net realized and unrealized appreciation (depreciation) in fair value of investments	(14,871,910)	2,490,083

	(13,895,204)	3,888,985

Contributions:
Participants’	13,780,587	13,332,604
Employer’s	3,774,489	4,454,366

	17,555,076	17,786,970

Total additions	3,659,872	21,675,955

Deductions from net assets attributed to:
Withdrawals and distributions	8,575,505	7,734,992
Administrative expenses	169,670	44,621

Total deductions	8,745,175	7,779,613

Net increase (decrease) in net assets	(5,085,303)	13,896,342
Net assets available for benefits:
Beginning of year	75,042,887	61,146,545

End of year	$69,957,584	$75,042,887

     See notes to financial statements.

NETWORK ASSOCIATES, INC.
TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the Network Associates, Inc. Tax Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. If a conflict exists between this document and the provisions of the Plan document, the Plan document will govern.

The Plan is a defined contribution plan that was established effective as of September 15, 1988 by Network General Corporation, a predecessor to Networks Associates, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document.

Effective January 1, 2001, the Plan was amended to change the eligibility requirements for matching contributions, the rate of matching contributions and the vesting provisions of the Plan. The matching contributions and profit sharing contributions, if any, made to eligible employees of the Company on or after January 1, 2001 are 100% vested and a participant employed by the Company on January 1, 2001 shall have his or her interest in such contributions be 100% vested.

Effective January 1, 2002, the Plan was amended to comply with recent changes to the relevant provisions of the Internal Revenue Code.

The Plan administrator believes that the Plan is intended to be and is currently designed and operated in material compliance with the applicable requirements of the Internal Revenue Code, as amended and the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Administration — The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with Fidelity Management Trust Company (Fidelity) to act as the trustee and an affiliate of Fidelity to provide certain administrative and recordkeeping services for the Plan. Generally, expenses incurred for administering the Plan are paid by the Company.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts — Forfeited nonvested accounts at December 31, 2002 totaled $215,100 and will be used to pay Plan expenses and to reduce future employer contributions. Forfeitures utilized to pay Plan expenses and to reduce the employer’s contribution for the year ended December 31, 2002 amounted to approximately $447,800.

Investments — Investments of the Plan are held by Fidelity and invested based upon instructions received from participants. The Plan is intended to qualify as a Section 404(c) Plan under ERISA. The Network Associates Unitized Stock Fund (NAI Stock Fund) consists primarily of Company common stock, as well as a small percentage of cash or other short-term liquid investments maintained to provide liquidity for participant transactions such as loans or withdrawals.

The Plan’s investments in mutual funds are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. The Plan’s investment in the NAI Stock Fund is valued as of December 31, 2002 at the closing stock price of the Company stock plus the market value of the liquid investments included in the NAI Stock Fund. Participant loans are valued at cost, which approximates fair value.

Cash and cash equivalents - All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated September 10, 2001. The Company believes that the Plan is operated in substantial accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan, including a unitized Company common stock fund. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 — RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Fidelity, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 — PARTICIPATION AND BENEFITS

Participant contributions — Participants may elect to have the Company contribute their eligible pre-tax compensation to the Plan up to the amount allowable under the Plan document and current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Participants also may contribute from 1% to 12% of eligible compensation to the Plan on an after-tax basis. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions — The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2002 and 2001, the Company matched the first 2% of each participant’s tax deferred contributions $1.00 for $1.00 and remaining tax deferred contributions were matched $.50 for each $1.00 up to maximum of 4% of the participant’s eligible compensation, not to exceed $4,000. The Plan also allows for a discretionary profit sharing contribution. No discretionary profit sharing contribution has been made for the years ended December 31, 2002 and 2001.

Vesting — Effective January 1, 2001, all contributions made by the Company to eligible employees of the Company on or after January 1, 2001 are 100% vested and a participant employed by the Company on January 1, 2001 shall have his or her interest in such contributions be 100% vested.

Participant accounts — Each participant’s account is credited with the participant’s contribution, Plan earnings (gains or losses) and an allocation of the Company’s contribution, if any. Allocation of the Company’s matching contribution is based on participant contributions, as defined in the Plan. Allocation of any profit sharing contribution is based on participant eligible compensation, as defined in the Plan.

Payment of benefits — Upon termination of employment, the participants or beneficiaries will generally receive their total benefits in a lump sum amount equal to the value of the participant’s interest in his or her account. The Plan allows for the automatic lump sum distribution of participant account balances that do not exceed $5,000.

Loans to participants — The Plan allows participants to borrow not less than $1,000 and generally up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear a reasonable rate of interest. Loans must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2002 carry interest rates ranging from 6.75% to 9.5%.

NOTE 4 — INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2002	2001

Fidelity Management Trust Company:
Magellan Fund	$9,612,355	$11,999,167
Intermediate Bond Fund	4,751,072	3,304,028
Blue Chip Fund	10,337,308	13,532,660
Low Price Stock Fund	4,492,276	3,610,905
Equity Income II Fund	4,459,113	5,410,396
Retired Government Money Market Fund	12,657,426	11,343,226
Spartan U.S. Equity Index Fund	5,132,683	6,634,751
NAI Stock Fund	6,734,133	9,871,037
Other Funds individually less than 5% of net assets	11,445,109	8,767,148

Assets held for investment purposes	$69,621,475	$74,473,318

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2002	2001

NAI Stock fund	$(3,282,886)	$8,964,286
Mutual funds	(11,589,024)	(6,474,203)

	$(14,871,910)	$2,490,083

As allowed under the Plan, participants may elect to invest a portion of their accounts in the NAI Stock Fund which includes common stock of the Company. Aggregate investment in Company common stock included in the NAI Stock Fund at December 31 was as follows:

Date	Number of shares	Fair value

2002	389,579	$6,268,329
2001	355,598	$9,192,208

The NAI Stock Fund invests primarily in the Company’s common stock. The remainder of the Fund is invested in Fidelity Money Market Fund Class I Shares to allow for timely handling of exchanges, withdrawals and distributions. Investments in the Money Market Fund were $465,804 and $678,829 at December 31, 2002 and 2001, respectively.

NOTE 5 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time for any reason by resolution of its Board of Directors or Administrative Committee, as detailed in the Plan and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

NOTE 6 — SUBSEQUENT EVENTS

On April 30, 2003, the Company purchased Entercept Security Technologies (Entercept). The Entercept Security Technologies 401(k) Plan was terminated prior to the Company’s acquisition of Entercept and eligible employees who are employed by Entercept will be allowed to participate in the Plan effective May 15, 2003.

On May 14, 2003, the Company purchased IntruVert Networks, Inc. (IntruVert). The IntruVert Networks, Inc. 401(k) Savings Plan was terminated prior to the Company’s acquisition of IntruVert and eligible employees who are employed by IntruVert will be allowed to participate in the Plan effective June 15, 2003.

SUPPLEMENTAL SCHEDULE

NETWORK ASSOCIATES, INC. TAX DEFERRED SAVINGS PLAN	EIN: 77-0316593 PLAN #001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

	Identity of issue, borrower,	Description of investment including maturity date,	Current
	lessor or similar party	rate of interest, collateral, par or maturity value.	value

	Fidelity Management Trust Company:
*	Fidelity Magellan Fund	Mutual Fund	$9,612,355
*	Fidelity Intermediate Bond Fund	Mutual Fund	4,751,072
*	Fidelity Blue Chip Fund	Mutual Fund	10,337,308
*	Fidelity Low Priced Stock Fund	Mutual Fund	4,492,276
*	Fidelity Equity Income II Fund	Mutual Fund	4,459,113
*	Fidelity Diversified International Fund	Mutual Fund	2,423,417
*	Fidelity Retirement Government Money Market Fund	Mutual Fund	12,657,426
*	Fidelity Spartan U.S. Equity Index Fund	Mutual Fund	5,132,683
*	Fidelity Puritan Fund	Mutual Fund	993,321
*	Fidelity Equity Income Fund	Mutual Fund	51,495
*	Fidelity Growth Company Fund	Mutual Fund	333,366
*	Fidelity Select Health Care Fund	Mutual Fund	304,651
*	Fidelity Select Technology Fund	Mutual Fund	424,693
*	Fidelity Select Utilities Growth Fund	Mutual Fund	46,811
*	Fidelity Select Financial Services Fund	Mutual Fund	196,422
*	Fidelity Select Natural Resources Fund	Mutual Fund	62,252
*	Fidelity Select Cyclical Industries Fund	Mutual Fund	53,182
*	Fidelity Select Consumer Industries Fund	Mutual Fund	39,699
*	Fidelity Mid-Cap Stock Fund	Mutual Fund	463,154
*	Fidelity Small-Cap Stock Fund	Mutual Fund	309,055
*	Fidelity Freedom Income Fund	Mutual Fund	123,442
*	Fidelity Freedom 2000 Fund	Mutual Fund	67,476
*	Fidelity Freedom 2010 Fund	Mutual Fund	199,488
*	Fidelity Freedom 2020 Fund	Mutual Fund	679,063
*	Fidelity Freedom 2030 Fund	Mutual Fund	921,997
*	Fidelity Freedom 2040 Fund	Mutual Fund	589,337
*	Alger Mid-Cap Growth Fund	Mutual Fund	1,880,256
*	NAI Stock Fund	Common Stock	6,268,329
*	Fidelity Money Market Fund	Mutual Fund	465,804
*	Participant loans	Interest rates ranging from 6.75% to 9.5%	1,282,532

		Total	$69,621,475

* Parties in interest